Exhibit 97
ICON plc Clawback Policy
Adopted on 25 July 2023
This Clawback Policy (this “Policy”) provides the standards for the recoupment of certain erroneously awarded executive compensation in the event of an accounting restatement due to the material noncompliance of ICON plc (“ICON”) with any reporting requirement under the securities laws. This Policy has been designed to ensure that ICON is in compliance with the requirements of Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated by the Securities and Exchange Commission under the Exchange Act and the listing rules of the NASDAQ Global Select Market (“NASDAQ”). This Policy applies with respect to all incentive compensation, including annual cash incentives and restricted share units subject to performance conditions, received by members of the ICON Executive Team and other current and former executive officers of ICON, each as provided below.
1.Persons Covered
This Policy applies to all current or former executive officers of ICON within the meaning of NASDAQ Listing Rule 5608 and Exchange Act Rule 10D-1. This Policy will also apply to other members of senior management of ICON designated by the Board of Directors of ICON (the “Board”) from time to time. Each executive officer or other individual to whom this Policy applies is referred to as a “Covered Executive”.
2.Compensation
This Policy applies with respect to compensation, including annual cash incentives and restricted share units subject to performance conditions, that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure within the meaning of NASDAQ Listing Rule 5608, including the attainment of earnings per share (“Incentive-Based Compensation”). Incentive-Based Compensation does not include stock options or restricted stock units that vest (without any performance condition) upon completion of a specified employment period or bonus awards that are discretionary or based on subjective goals unrelated to financial performance.
3.Effective Date
This Policy is effective as of 2 October 2023 (the “Effective Date”) and applies to all Incentive-Based Compensation received on or after the Effective Date by any Covered Executive who served as a member of the ICON Executive Team or in any other position as a Covered Executive at any time during the performance period that is covered by the Incentive-Based Compensation. For purposes of this Policy, Incentive-Based Compensation is “received” in

ICON’s fiscal period during which the financial reporting measure specified for the compensation has been attained.
4.Restatement
Incentive-Based Compensation may be subject to recovery under this Policy in the event ICON is required to prepare an accounting restatement due to the material noncompliance of ICON with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Restatement”).
5.Recovery Period
Incentive-Based Compensation received by a Covered Executive on or after the Effective Date is subject to recovery under this Policy if the Covered Executive served in any position as a Covered Executive at any time during the performance period, and the Incentive-Based Compensation is received after the beginning of the Covered Executive’s service as a Covered Executive and during the last three completed fiscal years immediately preceding the date that ICON is required to prepare a Restatement (the “Recovery Period”). The date that ICON is required to prepare a Restatement is the earlier of (x) the date the Board, a committee of the Board, or the officer or officers of ICON authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that ICON is required to prepare a Restatement, or (y) the date a court, regulator or other legally authorized body directs ICON to prepare a Restatement.
6.Recovery Amount
In the event ICON is required to prepare a Restatement, ICON will recover reasonably promptly the amount of Incentive-Based Compensation received during the Recovery Period that exceeds the amount of the Incentive-Based Compensation that would have been received had it been determined based on the Restatement, without regard to taxes paid (the “Recovery Amount”). For any Incentive-Based Compensation based on share price or total shareholder return, and where the Recovery Amount is not subject to mathematical recalculation directly from the information in the Restatement, the Recovery Amount will instead be determined based on a reasonable estimate of the effect of the Restatement on the share price or total shareholder return.
ICON will recover the Recovery Amount in compliance with this Policy except to the extent that the Compensation & Organisation Committee of the Board (the “Committee”) has determined that recovery would be impracticable and (i) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered and ICON has made a reasonable attempt to recover the Recovery Amount, (ii) recovery would violate home country law adopted prior to November 28, 2022, or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to ICON employees, to fail to meet the requirements of 26 U.S.C. 401(a)(13 or 26 U.S. C. 411(a) and the regulations thereunder.

7.Administration
The Board and, if designated by the Board, the Committee will administer and will have full authority to interpret and to enforce this Policy consistent with the requirements of NASDAQ Listing Rule 5608 and Exchange Act Rule 10D-1 and to determine the method for recovering Incentive-Based Compensation subject to recovery under this Policy. Any determinations made by the Board or Committee in accordance with this Policy shall be final and binding on all persons.
8.Miscellaneous
a)ICON may not indemnify any Covered Executive against the loss of Incentive-Based Compensation.
b)This Policy will be binding on and enforceable against all Covered Executives and each of their beneficiaries, heirs, executors, administrators and legal representatives.
c)The Board may amend, modify or terminate this Policy in whole or in part and at any time.
9.Non-Exclusivity
ICON intends that this Policy will be applied to the fullest extent of the law and may require that any employment agreement, equity award agreement, or similar agreement require a Covered Executive to agree to abide by the terms of this Policy as a condition to the grant of any right or benefit thereunder. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment or recovery that may be available pursuant to the terms of any similar clawback or recovery policy or in any employment agreement, equity award agreement, or similar agreement, or any other rights or remedies available under applicable law.
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